EXHIBIT 99.5


                       BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23                               A Publicly Listed Company




                          DISCLOSURE OF A MATERIAL FACT



                          INCREASED INTEREST ON CAPITAL
                          -----------------------------




We wish to inform our Stockholders that at a meeting of the Board of Directors held on May 2 2005, it was decided to increase the interest on capital monthly paid by 23.5% (to R$ 0.17 from R$ 0.21 per share), as an integral part of the mandatory dividend, from July 1st 2005 onwards, having the stockholding position on May 31, 2005, less 15% income tax at source, resulting in net interest of R$
0.1785 per share, except stockholders demonstrating immunity or exemption from such tax.

                                        Sao Paulo-SP, May 2 2005.

                                    BANCO ITAU HOLDING FINANCEIRA S.A.



                                          ALFREDO EGYDIO SETUBAL
                                       Investor Relations Officer